

November 16, 2010

Louis W. Foxwell
President & Chief Executive Officer
Rainbow Coral Corp.
291 LaCosta Road
Nokomis, FL 34275

> **Re:** **Rainbow Coral Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 1, 2010**
> **File No. 333-169554**

Dear Mr. Foxwell:

We have reviewed your response to our letter dated October 20, 2010 and have the following additional comments.

Business Summary, page 5

1. We note your response to prior comment 5. Please explain in greater detail why you believe you will be able to advance your business and attract more financing with the proceeds of this offering. Given the limited amount of funds that will remain after deducting offering expenses, please discuss the specific actions you will take and expenditures you will make in order to attract such financing. To the extent there is a minimum amount of funds you think you need to position yourself to acquire this financing, please disclose.

Risk Factors, page 7

Risks Related To Our Financial Condition, page 10

2. Please conform the date of your independent registered public accounting firm's audit report in your risk factor on page 10 to the date on the audit report.

Use of Proceeds, page 14

3. Please revise the disclosure following the use of proceeds table to address specifically what you mean by "Product Development", "Marketing" and "Administrative Expenses," including a clear and concise discussion of the actions you intend to take in each such category and the expected costs associated therewith. Please also quantify the estimated costs associated with your continuous disclosure obligations.

4.  Please revise the last paragraph of this section to include a statement, if true, that you will be unable to pursue your business plan if you sell less than 30% of the securities you are offering and your investors will likely lose their entire investment.

Characteristics and Make Up of Target Market, page 22

5.  The last paragraph of this section appears to be copied from the referenced website. Please delete or advise.

Brand Recognition and Characteristics, page 22

6.  The comparison of your development stage business to Coca Cola and Chevrolet does not appear to be appropriate. Please revise or advise.

Management's Discussion and Analysis, page 24

Plan of Operations, page 25

7.  We note your response to prior comment 13 and reissue. Please reconcile the estimated budgets for Phase One and Phase Two disclosed on page 11 with your disclosures on pages 25-27.

You may contact Aamira Chaudhry at (202) 551-3389 or Lynwood Shenk at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3469 with any other questions.

Sincerely,


Justin T. Dobbie
Special Counsel


cc:     Via facsimile (941) 531-4935
        Diane J. Harrison, Esq.
        Harrison Law, P.A.